[Letterhead of VillageEDOCS]

January 20, 2006

Mr. Daniel Gordon, Branch Chief
Mail Stop 4561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:      VillageEDOCS
            File No. 000-31395
            Form 10-KSB for Fiscal Year ended December 31, 2004
            Forms 10-QSB for Fiscal Quarters Ended March 31, 2005,
            June 30, 2005, and September 30, 2005.

Dear Mr. Gordon:

I am the Chief Financial Officer and Principal Accounting Officer of VillageEDOCS (the "Company").  In that capacity, I am responding to your comment letter dated December 22, 2005 regarding the above annual and quarterly reports.  To facilitate your review of this response, each of the Company's responses is cross-referenced to the numbered comments in your letter, and the text of each of your comments precedes our response.

Form 10-KSB for the year ended December 31, 2004

Note 3 - Summary of Significant Accounting Policies

Comment No. 1.  In future filings, please expand your disclosure regarding your accounting policy for goodwill and intangible assets to include a discussion of how you perform the impairment test on your goodwill.

1.     As requested, in future filings we will expand our disclosure regarding our accounting policy for goodwill and intangible assets to include a discussion of how we perform the impairment test on our goodwill.

Note 5 - Acquisitions and Intangible Assets

Comment No. 2.  We note that you have allocated $500,000 and $50,000 of the purchase price of TBS to a customer list and a trade name, respectively, and $2,127,306 to goodwill.  We also note in the financial statements of TBS for the years ended December 31, 2003 and 2002 in your 8-K/A filed on April 30, 2004 that TBS retains licensing rights to software provided by Seagull and recognizes revenue from maintenance contracts with customers.  Additionally, on your website, www.tbsonline.com, you state that TBS participates in the IBM Business Partner Program through a contractual relationship.  Please tell us how you considered these licensing rights, customer contracts, and the contractual relationship with IBM when identifying the unrecorded intangible assets acquired from TBS and also how you determined the value of the customer list and trade name that you recorded.

2.     The Company performed an analysis as to the components of the intangible assets it acquired at the time of its acquisition of TBS.  The licensing rights for the Seagull product were determined to have no fair value since TBS discontinued the Seagull product shortly after the date of acquisition.  We determined that the IBM Business Partner Program provided primarily a right to purchase IBM equipment and to provide warranty service along with other marketing rights of nominal value.  We believe that the membership is not particularly difficult to qualify for or obtain. Thus, while listing TBS' membership in the program on the web site is important to TBS clients and potential clients that operate IBM computer hardware, we do not believe that the membership has any determinable fair value for financial statement purposes.  We determined that the customer maintenance contracts were a liability rather than an intangible asset and the value of these contracts was recorded at fair value on the balance sheet as deferred revenue.  To determine the value of the customer list and trade name that we recorded, we engaged an independent third party to perform a valuation and determine the purchase price allocation with regard to the acquisition of TBS.  The Company and the valuation firm considered a number of factors including the recent shifts in TBS' business model and underlying customers, future prospects for TBS' industry and related capital equipment markets, state of the industry and related capital equipments, size of the industry addressed by TBS' products, the certainty of cash flow from existing contracts and relationships, and the future revenue and earnings growth of TBS based on management's projections.  Based on our analysis of these factors, we allocated $500,000 and $50,000 of the purchase price of TBS to the customer list and trade name, respectively.

Note 7 - Convertible Notes Payable To Related Parties

Comment No. 3.  We note that you have issued non-conventional convertible notes to C. Alan Williams, Joan P. Williams, and James Townsend.  Please provide us with a detailed analysis of how you evaluated the embedded conversion features of these notes under SFAS 133 and EITF 00-19.

3.     We evaluated the embedded conversion features of the notes payable, specifically the variable conversion feature which allows the note holders to convert the notes payable into shares of our common stock at a price equal to 85% of the market price of our common stock at the time of conversion.  We reviewed paragraph 12 of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to determine whether the embedded conversion feature should be bifurcated from the convertible debt instrument and accounted for as a derivative at fair value.  Based on our analysis, we determined that the embedded conversion feature did not meet the criteria for bifurcation under SFAS No. 133 and concluded that the embedded conversion feature was not a derivative instrument because it met the scope exception of paragraph 11(a) of SFAS No. 133, and therefore, would be classified within stockholders' equity.  Our conclusion was based on an analysis of paragraphs 19 - 21 of Emerging Issues Task Force ("EITF") Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.  Pursuant to paragraph 20 of EITF Issue No. 00-19, "if the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net-share settlement is not within the control of the Company." Because of the variable conversion feature of the convertible notes in question, there is no cap on the number of shares the Company may have to issue to net-share settle the contract. However, in evaluating the guidance, we concluded that based on the commitment of the majority stockholder, Mr. and Mrs. Williams, to increase the number of authorized shares to allow for conversion of the instruments in question, such increase was considered perfunctory, and therefore, the classification of such feature as a liability under EITF No. 00-19 was not considered appropriate.

Note 4 - Summary of Significant Policies

Comment No. 4.  We note that you acquired $245,000 of inventory in the acquisition of Phoenix Forms, Inc. in April 2005.  We also note, per review of the 2004 financial statements of Phoenix Forms, Inc., that this inventory consists of primarily software and software licenses purchased for resale.  In future filings, please update your disclosures regarding inventory to include a description of the acquired inventory.  Additionally, please expand your disclosure on your inventory policy to discuss your procedures related to and accounting treatment of obsolete inventory.  In your response to this letter, please advise us of your proposed disclosures.

4.     As requested, in future filings we will update our disclosures regarding inventory to include a description of the acquired inventory.  In addition, we will expand our disclosure on our inventory policy to discuss our procedures related to and accounting treatment of obsolete inventory.  Our proposed disclosures in future filings will include the following discussion of our inventory policy:

"Inventory consists primarily of software licenses purchased for resale and is stated at the lower of cost or market. Cost is determined on a first-in, first-out basis. The Company periodically reviews its inventory quantities on hand and adjusts for excess and obsolete inventory based primarily on historical usage rates and its estimated forecast of product demand. Actual demand may differ from the Company's estimates. Once established, write-downs of inventory are considered permanent adjustments to the basis of the excess or obsolete inventory."

Revenue Recognition

Comment No. 5.  We note that your deferred revenue balance as of June 30, 2005 and September 30, 2005 is over $1,000,000, most of which appears to have been acquired from Phoenix Forms, Inc.  Please provide us with more details regarding the nature of the amounts deferred and the circumstances and expected timing of recognition of the deferred amounts.

5.     The deferred revenue balance of Phoenix Forms, Inc. consists of the cash received for prepaid maintenance fees from clients that have entered into primarily twelve-month support agreements for our internally-developed electronic forms software as well as for third party software products such as the RedMap imaging and archiving software and certain products of Adobe Software.  Since most of the maintenance agreements have a twelve month term, we expect to continue recognizing revenue ratably over the term of each such maintenance agreement.  In addition, Phoenix Forms, Inc. continues to sell both new support contracts and annual renewals of support contracts on a monthly basis.  All such sales of contracts are accounted for in accordance with the revenue recognition policies described in the footnotes to the financial statements included in the subject filings, which state, in part, that we recognize revenue in accordance with SAB No. 101, SAB No. 104, SOP 97-2 and SOP 98-9.

Product and Technology Development

Comment No. 6.  We note that you acquired software development costs in the acquisition of Phoenix Forms, Inc. and that you have not updated your accounting policy disclosures regarding your policy for capitalized software development costs.  We also note, per review of financial statements of Phoenix Forms, Inc. filed in your 8-K/A on June 29, 2005, that costs associated with the development of software products were capitalized by Phoenix Forms, Inc. in accordance with SFAS 86.  In future filings, please expand your disclosure regarding your capitalization policy of software development costs to include what types of costs are capitalized and how you determine that technological feasibility has been established.  In your response to this letter, please advise us of your proposed disclosures.

6.     As requested, in future filings we will expand our disclosure regarding our capitalization policy of software development costs to include what types of costs are capitalized and how we determine that technological feasibility has been established.  Our proposed disclosure in future filings will include the following discussion of our policy:

"The Company capitalizes software development costs pursuant to SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, after technological feasibility of the software is established, which is generally the completion of a working prototype and ends upon general release of the product to the Company's customers. All costs incurred in the research and development of new software and costs incurred prior to the establishment of technological feasibility are expensed as incurred. Capitalized costs consist of direct costs and allocated overhead associated with the development of the software products. Capitalized software development costs were $__________ and $__________ during the years ended December 31, 2005 and 2004, respectively. Amortization of software development costs commences when the product becomes available for general release to customers and is computed based on the straight-line method over the software's estimated economic life of approximately _____ years.  Amortization of software development costs was $__________ and $__________ during the years ended December 31, 2005 and 2004, respectively.  The Company reviews the unamortized software development costs at each balance sheet date and, if necessary, will write down the balance to net realizable value if the unamortized costs exceed the net realizable value of the asset."

Note 6 - Notes Payable and Convertible Notes Payable to Related Parties

Comment No. 7.  We note that you issued warrants to Barron Partners, LP in connection with the convertible note on April 13, 2005.  We also note that the warrants have cashless options and registration rights which include significant liquidated damages.  Please provide us with a detailed analysis of how you evaluated the warrants under SFAS 133 and EITF 00-19.

7.     Our analysis of the cashless exercise feature and the registration rights, which include liquidated damages, was as follows:

Cashless Exercise

In determining the initial balance sheet classification and subsequent balance sheet classification and measurement of the cashless exercise feature, we considered the authoritative guidance included in EITF No. 00-19.  Based on the provisions of EITF No. 00-19, the Company initially measures at fair value and classifies as permanent equity any contracts that (i) require physical settlement or net-share settlement or (ii) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). Subsequent changes in fair value of the contracts are not recognized as long as the contracts continue to be classified as equity. The terms of the warrants issued to Barron Partners, LP ("Barron") provide for a "cashless exercise" and require net-share settlement by the Company upon exercise. Accordingly, the Company has recorded the warrants at their fair value at the date of issuance and included the amount in equity.

Registration Rights

In determining the accounting for the registration rights agreement, we considered the authoritative guidance included in SFAS No. 133 (and related DIG interpretations), EITF No. 00-19 and EITF No. 05-4, The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19. Based on our analysis of the foregoing authoritative guidance, we have accounted for the Registration Rights Agreement (the "Agreement") separately as a freestanding instrument. Pursuant to paragraph 2 of EITF No. 00-19, "a freestanding contract is entered into separate and apart from any of the company's other financial instruments or equity transactions, or it is entered into in conjunction with some other transaction and is legally detachable and separately exercisable." Because the Agreement is a separate legal agreement and the payment of the liquidated damages penalty under the Agreement does not change Barron's rights under the convertible debt agreement (e.g. Barron still has the right to convert the debt instrument into shares of our stock), we considered the Agreement to be a separate freestanding instrument under SFAS No. 133. We further believe that the Agreement and the debt instrument do not meet the criteria for being a combined derivative instrument (as discussed in DIG K-1). Specifically, the conversion of the debt instrument is directly tied to our stock price, whereas the liquidated damages penalty relates to our ability to maintain effectiveness of the registration statement. Therefore, the risks associated with these two separate instruments differ in nature.  Based on our review of EITF No. 05-4, we noted that the Task Force has not reached a consensus on the accounting for a liquidated damages clause payable in cash.  We continue to monitor the progress of the Task Force's deliberations on this issue.

Based on the foregoing, we believe that the fair value of the Agreement is insignificant based on our historical ability to timely file our periodic reports and maintain effectiveness of any related registration statements. Therefore, we have not recorded a liability related to the liquidated damages that would be paid in the event that we were unable to maintain effectiveness of our registration statement.

Note 7 - Stockholders' Equity

Common Stock

Comment No. 8.  You disclose in your Item 10 Executive Compensation section of your 10-KSB for the year ended December 31, 2004 that both Mr. Conner and Mr. Hill will be paid incentive bonuses for each acquisition closed during the terms of their employment agreements in the amounts of 2% and 3.5% of the acquisition price, respectively.  We note that Mr. Conner was issued shares as a finder's fee valued at $12,257 in connection with the acquisition, but we do not note that he was issued shares pursuant to his incentive bonus.  Please tell us if you have paid these bonuses to Mr. Conner and Mr. Hill or if the amounts owed have been accrued in your financial statements.

8.     The amounts owed to Mr. Connor and Mr. Hill have been paid in the form of warrants to purchase 350,000 and 200,000 shares of the Company's common stock, respectively, at an exercise price of $0.15.  The shares were valued at $105,000 and recorded as part of the purchase price.

Comment No. 9.  We note that you issued shares on June 30, 2005 and September 30, 2005 to individuals as finder's fees to the induced conversions of certain notes and recorded these fees against additional paid in capital.  Please tell us what accounting guidance you used to determine the proper treatment of these fees.  It appears that these should have been expensed in accordance with paragraph 24 of SFAS 84.

9.     Based on our review of paragraph 24 of SFAS No. 84, Induced Conversions of Convertible Debt, as amended, we agree with the Staff's position that the more appropriate accounting treatment was to record such costs as expenses.  Therefore, we will include the following footnote in our Form 10-KSB for the year ended December 31, 2005, as such amounts are not deemed material for purposes of restating the Forms 10-QSB for the periods ended June 30, 2005 and September 30, 2005:

"NOTE X - Significant Fourth Quarter Adjustments

In December 2005, the Company recorded an adjustment to expense an aggregate of 500,010 shares of the Company's common stock that were issued in connection with the amendment and subsequent conversion of certain convertible notes.  The 500,010 shares were valued at $0.15 per share (fair value on date of issuance) and previously recorded against additional paid in capital in June 2005.  In addition, in December 2005, the Company recorded an adjustment to expense an aggregate of 148,336 shares of the Company's common stock that were issued in connection with the amendment and subsequent conversion of certain convertible notes.  The 148,336 shares were valued at $0.14 per share (fair value on date of issuance) and previously recorded against additional paid in capital in September 2005.

The effect of these adjustments on the second and third quarters of 2005 is summarized below:

	Three Months Ended	Six Months Ended	Three Months Ended	Nine Months Ended
	June 30, 2005	June 30, 2005	September 30, 2005	September 30, 2005
Net loss, as previously reported	$(881,970)	$(1,482,107)	$(684,592)	$(2,166,699)
Adjustment described above	(75,002)	(75,002)	(22,250)	(97,252)
Net loss, as restated	$(956,972)	$(1,557,109)	$(706,842)	$(2,263,951)

Such adjustment had no effect on the basic/diluted loss per common share for any of the periods presented above."

Forms 10-QSB for the periods ended March 31, 2005, June 30, 2005, and September 30, 2005.

Intangible Assets

Comment No. 10.  In future filings in which a balance sheet is presented, please add a footnote detailing the gross carrying amounts and accumulated amortization,, in total and by major asset class.  For reference, please see paragraph 45(a)(1) of SFAS 142.

10.  As requested, in future filings in which a balance sheet is presented, we will add a footnote to our financial statements detailing the gross carrying amounts and accumulated amortization, in total and by major intangible asset class.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the subject filings, that comments from the staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the contents of this letter adequately address the staff's concerns.  We do not believe that the staff's comments necessitate any amendment to our current filings.  If you seek additional clarification or would like additional information, please contact me directly by telephone at (714) 368-8718 or by email to mrichard@villageedocs.com.

Thank you for your review of both our filings and our responses to the comment letter.

Best regards,

/s/

Michael A. Richard
Chief Financial Officer

cc:       Mason Conner, Chief Executive Officer -- VillageEDOCS
            Michael T. Cronin, Esq. - Johnson, Pope, Bokor, Ruppel & Burns, LLP